CERTIFICATION PURSUANT TO

18 U.S.C. §1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Mako Mining Corp. (the "Company") on Form 40-F for the year ended December 31, 2025, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Akiba Leisman, Chief Executive Officer of the Company, certify that:

1. The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

	By:	/s/ Akiba Leisman
Date: April 29, 2026		Akiba Leisman
Chief Executive Officer